SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                                FORM 10-C

             Report by Issuer of Securities Quoted on NASDAQ
             Inter-Dealer Quotation System Filed Pursuant to
            Section 13 or 15(d) of the Securities Exchange Act
              of 1934 and Rules 13a-17 and 15d-17 Thereunder

                    Harleysville National Corporation
              (Exact Name of Issuer As Specified in Charter)

          483 Main Street, P.O. Box 195, Harleysville, PA 19438
                 (Address of Principal Executive Offices)

                              (215) 256-8851
             (Issuer's Telephone Number, Including Area Code)

                I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

     1.   Title of security            Common Stock, par value $1.00 share
     2.   Number of shares outstanding before the change         5,880,828
     3.   Number of shares outstanding after the change          6,319,090
     4.   Effective date of change                           March 1, 1996
     5.   Method of change                              Acquisition/Merger

          Give  brief  description  of transaction:   The  transaction
          giving rise to the change in the number of shares outstanding was described in a Current Report on Form 8-K filed with the Securities and Exchange Commission dated March 1, 1996. The description provided in the SEC Form 8-K was as follows:

               On March 1, 1996, Farmers & Merchants Bank of Honesdale, PA ("Bank") was merged with and into The Citizens National Bank of Lansford, a wholly-owned subsidiary of Harleysville National Corporation ("Registrant") pursuant to an Agreement and Plan of Reorganization dated September 7, 1995 and an Agreement of Merger of the same date. Shareholders of Bank received .6190 shares of Registrant's common stock in exchange for each share of common stock of Bank held on March 1, 1996. A total of 438,262 shares were issued by Harleysville National Corporation in the transaction.

               The acquisition of Bank pursuant to the merger described above is expected to have an immaterial impact on the Registrant's financial position and results of operation. As of December 31, 1995, the Registrant had total assets of approximately $874 million, total shareholders' equity of approximately $78 million and net income of approximately $11.8 million.

                      II.  CHANGE IN NAME OF ISSUER

     1.   Name prior to change                                Not applicable.
     2.   Name after change                                   Not applicable.
     3.   Effective date of charter amendment changing name   Not applicable.
     4.   Date  of  shareholder  approval of  change,  if
             required                                         Not applicable.


                                        /s/ Walter E. Daller, Jr.
Date:     March 1, 1996
                                        By Walter E. Daller, Jr.
                                        President and CEO